UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

KUSHI RESOURCES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

50133P 109
(CUSIP Number)

Matthew Diehl
#402 - 220 Summit Boulevard, Broomfield, CO 80021
Telephone Number: 303-250-8869
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

January 13, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50133P 109

1.	Names of Reporting Persons Matthew Diehl
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_] Not applicable
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
Not applicable

6.	Citizenship or Place of Organization: American

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	0 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	0 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 50133P 109

This Schedule 13D/A (Amendment No. 1) is being filed by Matthew Diehl to amend and supplement the Schedule 13D of the Reporting Person dated September 10, 2008 filed with the Securities and Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1. SECURITY AND ISSUER.

This Statement relates to the shares of common stock, $0.001 par value per share, of Kushi Resources Inc., a Nevada Corporation (“Kushi”). The principal executive office of Kushi is located at #402 - 220 Summit Boulevard, Broomfield, CO 80021.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Matthew Diehl

(b)	#402 - 220 Summit Boulevard, Broomfield, Colorado, 80021.

(c)	Former officer and director of Kushi.

(d)	During the last five years, Mr. Diehl has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Diehl was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Diehl is a citizen of the USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On September 10, 2008, Mr. Diehl agreed to purchase 3 million restricted shares of common stock from Rajan Rai, Mr. Diehl acquired the beneficial ownership of the 3 million restricted shares of common stock of Kushi for aggregate consideration of US$3,000 pursuant to the terms and conditions of a share purchase agreement with Mr. Rai.

On January 13, 2009, pursuant to the terms of a Share Transfer Agreement dated December 17, 2008 (the “Share Transfer Agreement”) between Gregory Corcoran and Matthew Diehl, Mr. Corcoran purchased 3,000,000 shares of Kushi’s common stock from Mr. Diehl (the “Shares”). In consideration of the Shares, Mr. Corcoran paid $3,000 to Mr. Diehl.

CUSIP No. 50133P 109

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the previously filed Schedule 13D is amended to read as follows:

Matthew Diehl originally acquired the 3 million restricted shares of common stock in Kushi as a personal investment pursuant to a share purchase agreement reached with Rajan Rai to purchase the 3 million restricted shares in a private transaction.

The purpose of the disposition of the 3,000,000 shares to Gregory Corcoran was to obtain the proceeds of the sale. As a result of the completion of the sale of the Shares to Gregory Corcoran on January 13, 2009, Mr. Diehl no longer holds ownership of any of the Company’s common stock.

Upon the closing of the Share Transfer Agreement, Mr. Diehl resigned as a Director, the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company. Gregory Corcoran was appointed in those capacities in place of Mr. Diehl. This change in the Company’s Board of Directors occurred on January 13, 2009 being 10 days after the Company’s Schedule 14F-1 Information Statement was mailed to the Company’s stockholders and filed with the SEC on January 2, 2009.

As of the date of this document, except as otherwise disclosed above, Mr. Diehl does not have any plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of Kushi, or the disposition of securities of Kushi;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Kushi or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Kushi or any of its subsidiaries;

(d)	any change in the present board of directors or management of Kushi including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Kushi;

(f)	any other material change in Kushi’s business or corporate structure;

(g)	changes in Kushi’s Articles of Incorporation or other actions which may impede the acquisition of control of Kushi by any person;

(h)

causing a class of securities of Kushi to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Kushi becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

CUSIP No. 50133P 109

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Matthew Diehl is the beneficial owner of nil shares of common stock of Kushi. The shares represent an aggregate of 0% of the issued and outstanding shares of common stock of Kushi.

(b)	Matthew Diehl has the sole power to vote and to dispose of the shares held by him.

(c)	Matthew Diehl has not effected any transaction in the common stock of Kushi during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Matthew Diehl ceased to be a beneficial owner of more than five percent on January 13, 2009.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Matthew Diehl and any other person with respect to any securities of Kushi, including, but not limited to, transfer or voting or any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement dated December 17, 2008 between Matthew Diehl and Gregory Corcoran.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2009
Date

/s/ Matthew Diehl
Signature

Matthew Diehl
Name/Title

SHARE TRANSFER AGREEMENT

This Agreement dated effective the 17th day of December, 2008.

BETWEEN:
	NAME OF TRANSFEROR:	MATTHEW DIEHL

	ADDRESS OF TRANSFEROR:	#402 – 220 Summit Boulevard
Broomfield, CO 80021

(the “Transferor”)

OF THE FIRST PART
AND:
	NAME OF TRANSFEREE:	GREGORY CORCORAN

	ADDRESS OF TRANSFEREE:	Apartados 0823-01488
Panama City, Panama

(the “Transferee”)

OF THE SECOND PART

THIS AGREEMENT WITNESSES THAT in consideration of the price of US $3,000, being US $0.001 per share, paid by the Transferor to the Transferee, the receipt and sufficiency of which is acknowledged, and in reliance of the representations and warranties of the Transferee, the Transferor hereby agrees to sell 3,000,000 shares of the common stock (the “Shares”) of KUSHI RESOURCES INC. (the “Corporation”) to the Transferee free and clear of all liens, charges and encumbrances.

The Transferee represents and warrants to the Transferor that:

(1)	The Transferee is not a “U.S. Person” as defined in Regulation S promulgated under the 1933 Act.

(2)

The Transferee is acquiring the Shares for the Transferee’s own account for investment purposes, with no present intention of dividing its interests with others or reselling otherwise disposing of any or all of the Shares.

(3)

The Transferee does not intend any sale of the Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

(4)	The Transferee has no present or contemplated agreement providing for the sale or other disposition of the Shares.

(5)	The Transferee is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of shares.

(6)

The Transferee possesses the financial and business experience to make an informed decision to acquire the Shares and has had access to all information relating to the Corporation and its business operations, which would be necessary to make an informed decision to purchase the Shares.

(7)

The Transferee acknowledges and agrees that the Transferor is an affiliate of the Corporation and as such, all certificates representing the shares to be acquired by the Transferee are restricted securities and will bear a restrictive legend as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND HAVE BEEN OFFERED AND SOLD ONLY TO ACCREDITED INVESTORS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE APPLICABLE PROVISIONS OF THE ACT OR ARE EXEMPT FROM SUCH REGISTRATION”

The closing of this Agreement will be held not less than ten (10) days following the filing of a Schedule 14f-1 with the United States Securities and Exchange Commission and the mailing of the Schedule 14f-1 to the stockholders of Kushi Resources Inc.

This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Matthew Diehl
MATTHEW DIEHL

/s/ Gregory Corcoran
GREGORY CORCORAN